PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

October 1, 2017

The Board of Directors
The Prudential Investment Portfolios, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Balanced Fund

To the Board of Directors:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through January 31, 2019, to waive up to 0.02% of its management fee to the extent that the Fund’s total annual operating expenses exceed 0.86% (exclusive of distribution fees) of the Fund’s average daily net assets. This waiver may not be terminated prior to January 31, 2019 without the prior approval of the Fund’s Board of Directors. Separately, PGIM Investments has contractually agreed, through January 31, 2020, to limit transfer agency, shareholder servicing, sub-transfer agency, and blue sky fees, as applicable, to the extent that such fees cause the Total Annual Fund Operating Expenses to exceed 0.88% of average daily net assets for Class Q shares or 1.63% of average daily net assets for Class R shares. This contractual expense limitation excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This expense limitation may not be terminated prior to January 31, 2020 without the prior approval of the Fund's Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President